Brian F. Link, Esq. Managing Director and Managing Counsel T +1-617-662-1504 Brian.link@statestreet.com State Street Corporation One Congress Street Boston, MA 02114-2016 statestreet.com

March 24, 2025

VIA EDGAR CORRESPONDENCE FILING

United States Securities and Exchange Commission

Division of Investment Management, Disclosure Review Office

100 F Street, N.E.

Washington, D.C. 20549-8626

Attn: Christina DiAngelo Fettig

Re:	Litman Gregory Funds Trust (File Nos.: 333-10015 and 811-07763)

Ladies and Gentlemen:

On behalf of the above-named registrant (the “Registrant”), we provide the responses set forth below to the comments given orally by Ms. Christina DiAngelo Fettig of the staff (the “Staff”) of the Securities and Exchange Commission on March 20, 2025, with respect to the Registrant’s Form N-14, relating to the Reorganization of the iMGP Alternative Strategies Fund (the “Target Fund”) into the iMGP High Income Fund (the “Acquiring Fund”) (the “Reorganization”). Previous comments to the Registrant’s Form N-14 were received on February 19, 2025 and responded to on March 19, 2025.

The Staff’s comments are set forth below in bold typeface for your reference. Capitalized terms have the same meaning ascribed to them in the N-14 unless otherwise indicated. Revised disclosure intended to address these comments will be included in a revised Form N-14 to be filed on or about the same date as the filing of this response letter. The Registrant acknowledges the Staff’s standard disclaimers with respect to these comments, including that the Registrant remains responsible for the accuracy and completeness of its disclosure. We have consulted with the Registrant and Fund Counsel in preparing and submitting this response letter.

* * * * * *

The Registrant’s responses to the Staff’s comments are as follows.

1.

In the hypothetical example on page 24, the Acquiring Fund and Combined Fund (pro forma) expense examples are the same. Because the Acquiring Fund and the Combined Fund have different gross Total Annual Fund Operating Expenses, please consider amending the expense examples.

Comment acknowledged. The Registrant is disclosing the Acquiring Fund and Combined Fund (pro forma) expense examples after the effects of the contractual expense limitations in place. The Registrant has added the following bullet to the lead-in section prior to the expense examples: “The examples for the Acquiring Fund and the Combined Fund reflect the net expenses that result from the contractual expense limitations in the first year only.”

2.	In the Capitalization table on page 27, include data points within 30 days from the mailing of the combined Information Statement/Prospectus.

Comment accepted. The Registrant will amend disclosure in the Capitalization table to include data points within 30 days from the mailing of the combined Information Statement/Prospectus.

3.

The Registrant states that “It is possible that there may be dispositions of some of the portfolio securities of the Target Fund following the Reorganization.” Please confirm that the disposition of portfolio securities following the Reorganization will be done in the normal course of business and not related to the Reorganization.

Comment acknowledged. The Advisor confirms that the disposition of portfolio securities of the Target Fund following the Reorganization will be done in the normal course of business and not related to the Reorganization.

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Please direct any further comments or questions regarding this response letter to the undersigned at (617) 821-5257.

Very truly yours,

/s/ Brian F. Link
Brian F. Link

cc:	iM Global Partner Fund Management, LLC

David A. Hearth, PAUL HASTINGS LLP

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